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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                           (Amendment No. _____)*


                              Maybelline, Inc.
                              (Name of Issuer)


                   Common Stock, Par Value $.01 Per Share
                       (Title of Class of Securities)


                                557875 10 7
                               (CUSIP Number)

                            The Daiwa Bank, Ltd.
            1-1, Otemachi 2-Chome, Chiyoda-ku, Tokyo 100, Japan
                Attention:  Mr. Masaaki Kanda, 03-5202-5322
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)


                             September 16, 1994
          (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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- ---------------------
CUSIP NO. 577875 10 7
- ---------------------
- ------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Daiwa Bank, Ltd.
- ------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                (a)  [  ]
                                                (b)  [  ]
- ------------------------------------------------------------
 3.   SEC USE ONLY

- ------------------------------------------------------------
 4.   SOURCE OF FUNDS

      00
- ------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                     [  ]
- ------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Japan
- ------------------------------------------------------------
                  7.    SOLE VOTING POWER
  NUMBER OF             912,603
   SHARES         ----------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
  OWNED BY              -0-
    EACH          ----------------------------------------
  REPORTING       9.    SOLE DISPOSITIVE POWER
   PERSON               912,603
    WITH          ----------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                        -0-
- ------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      912,603
- ------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                     [  ]
- ------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.56%
- ------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      CO
- ------------------------------------------------------------

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Item 1.     Security and Issuer.

      This Statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $.01 per share ("Common Stock"), of Maybelline, Inc. (the "Company"). The principal executive offices of the Company are located at 3030 Jackson Avenue, Memphis, Tennessee 38112.

Item 2.     Identity and Background.

      This Statement is being filed by The Daiwa Bank, Ltd., a banking corporation organized under the laws of Japan (the "Reporting Person"). The principal business of the Reporting Person is to engage in banking activities.

      The address of the principal business and office of the Reporting Person is 2-1, Bingomachi 2-chome, Chuo-ku, Osaka 541, Japan. Schedule I hereto, which is incorporated herein by this reference, sets forth the name, the business address, the present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of the directors and executive officers of the Reporting Person.

      Neither the Reporting Person nor, to its knowledge, any of the persons identified in Schedule I hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

      The responses to Items 4, 5 and 6 are incorporated herein by this reference.

      Prior to December 17, 1992, all of the capital stock of a predecessor of the Company (the "Predecessor") was owned, in the aggregate, by Wasserstein, Perella Partners, L.P., Wasserstein, Parella Offshore
Partners, L.P. and WP Cypress Partners, L.P. (the "WP Partnerships"). On December 10, 1992, the Common Stock was first registered under Section 12 of the Securities Exchange Act of 1934, as amended, in connection with the merger of the Predecessor and the Company (which had been organized by the WP Partnerships for such purpose) and the consummation

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by the Company of its initial public offering of shares of Common Stock.

      On September 16, 1994, the WP Partnerships commenced a distribution of all of the shares of Common Stock owned by them to their respective general and limited partners, including the Reporting Person, in accordance with their respective partnership agreements. The Reporting Person received the 912,603 shares of Common Stock reported hereon in such distribution in exchange for a reduction in its capital account as a limited partner of Wasserstein, Perella Partners, L.P.

Item 4.     Purpose of Transaction.

      The responses to Items 3, 5 and 6 are incorporated herein by this reference.

      The transaction was initiated by the WP Partnerships. The Reporting Person presently intends to hold the shares of Common Stock solely for investment purposes.

Item 5.     Interest in Securities of the Issuer.

      The responses to Items 3,4, and 6 are incorporated herein by this reference.

      As of the date hereof, the Reporting Person is the owner of 912,603 shares of Common Stock, or 6.56% of the outstanding shares of Common Stock (based on 13,904,413 shares of Common Stock outstanding as of the date hereof).

      None of the persons identified on Schedule I beneficially owns any shares of Common Stock.

      Neither the Reporting Person nor, to its knowledge, any of the persons identified on Schedule I have effected transactions in shares of Common Stock during the preceding 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

      The Reporting Person has no contracts, arrangements, understandings or relationships with respect to the Common Stock.

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Item 7.     Material to be Filed as Exhibits.

      Exhibit No.       Description

                  None


                                 SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  May 19, 1995                    THE DAIWA BANK, LTD.
                                         NEW YORK BRANCH


                                       By   /s/ Shuhei Kawabata
                                       Its: Deputy General Manager

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                                                                 SCHEDULE I




                        Information With Respect to
          Directors and Executive Officers of The Daiwa Bank, Ltd.


      Except as otherwise indicated, each of the individuals listed below is a citizen of Japan, and the business address of each such individual is c/o The Daiwa Bank, Ltd., 1-1 Otemachi 2-chome, Chiyoda-ku, Tokyo 100, Japan.

      Directors. Certain information with respect to each of the directors of the Reporting Person is set forth below.

      Name                          Principal Occupation

Sumio Abekawa                 Chairman, Daiwa Bank, Ltd.

Akira Fujita                  President, Daiwa Bank, Ltd.

Seiichi Danno                 Deputy President, Daiwa Bank, Ltd.

Kenji Yasui                   Deputy President, Daiwa Bank, Ltd.

Takashi Kaiho                 Deputy President, Daiwa Bank, Ltd.

Hiroshi Kondo                 Senior Managing Director, Daiwa Bank, Ltd.

Shigeyoshi Genjida            Senior Managing Director, Daiwa Bank, Ltd.

Kaneyoshi Nishiyama           Senior Managing Director, Daiwa Bank, Ltd.

Toshiro Kawakami              Senior Managing Director, Daiwa Bank, Ltd.

Kazuya Sunahara               Senior Managing Director, Daiwa Bank, Ltd.

Tsunao Kimura                 Managing Director, Daiwa Bank, Ltd.

Hiroshi Nonoyama              Managing Director, Daiwa Bank, Ltd.

Ikuhiro Katsuda               Managing Director, Daiwa Bank, Ltd.

Koichi Kunisada               Managing Director, Daiwa Bank, Ltd.

Hiroyuki Yamaji               Managing Director, Daiwa Bank, Ltd.

Shiro Itoshima                Managing Director, Daiwa Bank, Ltd.

Hisao Nagaoka                 Managing Director, Daiwa Bank, Ltd.

Yasuhisa Katsuta              Director and General Manager, Tokyo
                               Banking Business Administration Division

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Yoshikaza Matsuda             Director and General Manager, Head Office
                               Business Department

Isao Kimura                   Director and General Manager, Trust
                               Business Development Division

Takeo Suzuki                  Director and General Manager
                               International Business Division

Isao Nakajima                 Director and General Manager, Banking
                               Business Administration

Yasuhisa Iguchi               Director and General Manager, Credit Division
                               and Credit Administration Division

Yoshihisa Idesawa             Director and General Manager, Tokyo Main
                               Office Business Department

David H. Drewery              Director, Executive Vice President and
                               General Manager, US Commercial Banking
                               Division
                              Mr. Drewery is a U.K. citizen whose principal
                               business address is 450 Lexington Avenue, New York, New York

Takashi Iwao                  Director and General Manager, Fukuoka Branch

Shinichi Nakagawa             Director and General Manager, Personnel Division

Atsumu Kuroishi               Director and General Manager, General
                               Planning Division

Nobuhiro Kawai                Director and General Manager, Institution
                               Division

Masahiro Tsuda                Director and General Manager, International
                               Division

      Executive Officers. Certain information with respect to each of the executive officers of the Reporting Person who is not also a director is set forth below.

                        None